SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

December 20, 2002

Banco Bilbao Vizcaya Argentaria, S.A.
(Exact name of registrant as specified in its charter)

Kingdom of Spain
(Jurisdiction of Incorporation)

Plaza de San Nicolás 4
48005 Bilbao Spain
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F:)  Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:)  Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):)    N/A

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

TABLE OF CONTENTS

Item
1.
Communication of Significant Event, dated December 16, 2002, regarding public offer to acquire capital stock of Credit Lyonnais

Other Communication, dated December 16, 2002, regarding acquisition of shares of Banco Continental

Communication of Significant Event, dated December 17, 2002, regarding payment of third interim dividend for 2002

2.	Press Release, dated December 17, 2002, entitled “Third Interim Dividend and BBVA 2002 Financial Results Release”

“BBVA, S.A.”, pursuant to the provisions of section 82 of the Securities Market Act, hereby announces the following

SIGNIFICANT EVENT

Regarding the project of the public offer for the acquisition of capital stock of Credit Lyonnais, which has been presented on this day by Credit Agricole, S.A. and SACAM Development before the Conseil des Marchés Financiers, in which an offer is made for the allocation of 148.24 euros and 5 shares in Credit Agricole, S.A. for every 4 shares in Credit Lyonnais (which implies valuing each share in Credit Lyonnais at a unitary price of 56 euros, taking into account the quotation of the day immediately preceding the submission of the offer), BBVA informs, as holder of 13,011,030 shares in Credit Lyonnais, that it has undertaken with the offerers to accept the offer made. This undertaking, which is subject to the prior approval by the competent authorities, is to be understood without prejudice to the right of preferential purchase that the shareholders agreement for Credit Lyonnais, to which BBVA is a party, grants to those subscribing to the same.

In the event that presentation was effected of subsequent competing offers that were declared admissible by the competent authorities, the aforementioned undertaking would be rendered null and void. Nonetheless, if in such a circumstance Credit Agricole, S.A. and SACAM Development submitted an improved offer, BBVA undertakes to attend to said offer, provided that: a) the proportion of cash/shares of the initial offer is maintained and b) the amount of cash proposed is at least equal to that considered in the best competing offer.

16 December 2002

OTHER COMMUNICATIONS

Pursuant to the communication of 2 December 2002, BBVA notifies the outcome of the offer of acquisition of shares in Banco Continental submitted by the Peruvian company Holding Continental, 50% of whose stock is held by BBVA, once the period of acceptance of the same has concluded. The outcome of the aforementioned offer has been the acquisition of 8.8355% of the capital stock of Banco Continental, with the present capital share of Holding Continental and its subsidiaries in the aforementioned Bank amounting to 91.5124%.

16 December 2002

SIGNIFICANT EVENT

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. informs that, in the meeting held today by its Board of Directors, it has been agreed the payment of a third interim dividend of the year 2002 for a gross amount of 0.09 euros per share, to be paid on 10 January 2003.

17 December 2002

THIRD INTERIM DIVIDEND AND
BBVA 2002 FINANCIAL RESULTS RELEASE
(17-12-02)

1. THIRD INTERIM DIVIDEND

The BBVA Board of Directors has approved a gross dividend of 9.00 eurocents for each of all the current issued shares (3,195,852,043). Such dividend will be paid next 10th of January.

Gross dividend: 9.00 eurocents

Business days:
-Payment:	Friday,	January 10th , 2002
-Record:	Thursday,	January 9th , 2002
-Ex –dividend:	Friday,	January 10th , 2002

2. BBVA 2002 FINANCIALS RESULTS RELEASE

BBVA 2002 Results will be released on Thursday, 30th of January.

The Results information will be sent by e-mail and will simultaneously be available on the website: www.bbva.es: Conoce BBVA / Investor Relations.

The presentation will also be available via Webcast.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date:	December 20, 2002	By:	/s/ Miren Josune Basabe Puntox
Name: Miren Josune Basabe Puntox
Title: Authorized Representative of Banco Bilbao Vizcaya Argentaria, S.A.